40-33
Branch 16
811-02786
(AIM High Yield)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04052198

September 27, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc., AIM Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of an **Certificate of Financially Interested Parties, Motion to Withdraw Agreed Stipulations** and **Agreed Stipulation for Extension of Time for Defendants to Respond to Original Complaint** in *Joy D. Beasley, et al. v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund

AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Advantage HealthSciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

JOY D. BEASLEY, and SHEILA McDAID, Individually and on behalf of all others similarly situated,	§	
Plaintiffs,	§	
v.	§	CIVIL ACTION NO. H-04-2589
A I M MANAGEMENT GROUP, INC., et al.,	§	
Defendants.	§	

AGREED STIPULATION FOR EXTENSION OF TIME FOR DEFENDANTS TO RESPOND TO ORIGINAL COMPLAINT

IT IS HEREBY STIPULATED AND AGREED, by and between the undersigned counsel for the parties, that:

1. Defendants in the above-captioned action (the "Action") shall not be required to answer or to otherwise respond to, and are hereby expressly relieved from answering or otherwise responding to, the complaint in the Action, except as described below.

2. Whereas Plaintiffs anticipate filing an amended complaint, the Defendants shall not be required to move, answer or otherwise respond to the amended complaint until forty-five (45) days after the service of the amended complaint.

By: ____________________
Steven J. Mitby

SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002-5096
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
MILBERG WEISS BERSHAD &
SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Counsel for Plaintiffs

By: ____________________
Paul D. Flack
NICKENS KEETON LAWLESS FARRELL
& FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar

By: [signature]
Charles S. Kelley
Texas SBA #11199580
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Telephone: (713) 547-9634
Facsimile: (713) 632-1834

- and -

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Telephone: (713) 751-5268
Facsimile: (713) 750-0903

- and -

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Counsel for Defendants A I M Management Group, Inc., INVESCO Funds Group, Inc., A I M Investment Services, Inc., A I M Advisors, Inc., Robert H. Graham, and Mark H. Williamson

IT IS SO ORDERED on this ______ day of ____________________, 2004.

____
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

United States District Court
Southern District of Texas
FILED

SEP 2 0 2004

Michael N. Milby, Clerk

JOY D. BEASLEY, and SHEILA McDAID, Individually and on behalf of all others similarly situated,	§	
Plaintiffs,	§	
v.	§	CIVIL ACTION NO. H-04-2589
A I M MANAGEMENT GROUP, INC., et al.,	§	
Defendants.	§	

MOTION TO WITHDRAW AGREED STIPULATIONS

The undersigned counsel filed an agreed stipulation titled, "Agreed Stipulation For Extension Of Time For Defendants To Respond To Criminal Complaint." Shortly after filing, the undersigned counsel realized that the title was in error and should have referred to the "Original Complaint," not a "Criminal Complaint." Accordingly, the undersigned then filed a "'Corrected' Agreed Stipulation For Extension Of Time For Defendants To Respond To Original Complaint" that corrected the error. The undersigned counsel signed both stipulations for Plaintiffs' counsel, Steven J. Mitby of Susman Godfrey LLP "by permission."

After filing the Agreed Stipulation and Corrected Agreed Stipulation, the undersigned counsel was informed that Mr. Mitby had not actually given permission for his name to be signed to either stipulation, although he had agreed in principle to the terms of the stipulation. The undersigned counsel had understood that counsel for other defendants had spoken to Mr. Mitby and obtained his permission to sign his name. Apparently, however, in the conversation with that counsel, Mr. Mitby had agreed to the terms of the stipulation but had not given explicit permission to sign his name.

Mr. Mitby requested that the Agreed Stipulation be immediately withdrawn so that it could be substituted with an Agreed Stipulation that is identical in every respect to the Corrected Stipulation already on file, except that it bears Mr. Mitby's signature written in his own hand. Mr. Mitby has now signed the stipulation, but still insists that the identical stipulation with his name signed "by permission" instead of in his own hand be withdrawn. After the undersigned counsel agreed to this gesture, Mr. Mitby felt the need to send a letter to the undersigned counsel, copied to the Court, again expressing his concerns.

The undersigned Defendants respectfully request that the Court withdraw both the Agreed Stipulation and the Corrected Agreed Stipulation that were filed on September 16, 2004. Another identical stipulation (signed by Mr. Mitby's own hand) is being filed concurrent with this motion. A proposed order granting this motion is attached.

The undersigned apologizes for any inconvenience this causes the Court.

Respectfully submitted,

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL
& FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, and Louis S. Sklar

Certificate Of Service

The undersigned certifies that the foregoing document was served on the following counsel by fax or first class mail on September 20, 2004.

Paul D. Flack

Steven J. Mitby
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002-5096
Facsimile: (713) 654-6666

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
MILBERG WEISS BERSHAD &
SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Facsimile: (212) 868-1229

Counsel for Plaintiffs

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Facsimile: (212) 575-6560

Counsel for Defendants A I M Management Group, Inc., INVESCO Funds Group, Inc., AIM Investment Services, Inc., A I M Advisors, Inc., Robert H. Graham, and Mark H. Williamson

Jules Brody
Aaron Brody
STULLL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176
Facsimile: (212) 682-3010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey B. Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, Florida 33602
Facsimile: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLP
174 East Bay Street
Charleston, South Carolina 29401
Facsimile: (843) 727-3103

Patrick D. Vellone
Matthew M. Wolf
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202
Facsimile: (303) 893-8332

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Facsimile: (610) 667-7056

Thomas E. Bilek
HOEFFNER & BILEK
440 Louisiana, Suite 720
Houston, Texas 77002
Facsimile: (713) 227-9404

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

JOY D. BEASLEY, and SHEILA McDAID, Individually and on behalf of all others similarly situated,	§	
Plaintiffs,	§	
v.	§	CIVIL ACTION NO. H-04-2589
A I M MANAGEMENT GROUP, INC., et al.,	§	
Defendants.	§	

ORDER

The Motion To Withdraw Agreed Stipulations that were filed on September 16, 2004 is GRANTED.

UNITED STATES DISTRICT JUDGE

United States District Court
Southern District of Texas
Houston Division

Joy D. Beasley, and Sheila McDaid, individually and on behalf of all others similarly situated, Plaintiffs, -against- A I M Management Group, Inc., et al., Defendants.	:	Civil Action H-04-2589

Certificate of Financially Interested Parties

This case is brought by Joy D. Beasley and Sheila McDaid as a purported class action on behalf of shareholders of mutual funds in the AIM and INVESCO families of funds, even though plaintiffs Beasley and McDaid allegedly own shares of only the AIM Basic Value Fund and INVESCO Technology Fund, respectively (the "Funds"). Defendants A I M Management Group, Inc., INVESCO Funds Group, Inc., AIM Investment Services, Inc., A I M Advisors, Inc., Robert H. Graham and Mark H. Williamson believe that the following persons and entities have a possible financial interest in the outcome of this case:

1. the Funds, as defined above
2. A I M Advisors, Inc.
3. A I M Management Group, Inc.

4. INVESCO Funds Group, Inc.
5. AIM Investment Services, Inc.
6. Frank S. Bayley
7. Bruce L. Crockett
8. Albert R. Dowden
9. Edward K. Dunn, Jr.
10. Jack M. Fields
11. Carl Frischling
12. Prema Mathai-Davis
13. Lewis F. Pennock
14. Ruth H. Quigley
15. Louis S. Sklar
16. Robert H. Graham
17. Mark H. Williamson
18. ICI Mutual Insurance Company
19. Certain Underwriters at Lloyds, London
20. Certain London Market Insurance Companies
21. Zurich American Insurance Company
22. Gulf Insurance Company
23. Executive Risk Indemnity, Inc.
24. Twin City Fire Insurance Company
25. Greenwich Insurance Company
26. AMVESCAP PLC
27. AVZ, Inc.

Dated: September 20, 2004

/s/

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

/s/

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Ste 5300
Houston, TX 77002
Tel. (713) 751-5268
Fax (713) 750-0903

/s/

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana, Ste 3600
Houston, TX 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Counsel for Defendants
A I M Management Group, Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
A I M Advisors, Inc.,
Robert H. Graham,
and Mark H. Williamson